Exhibit 12

EMERSON ELECTRIC CO. AND SUBSIDIARIES
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Six Months Ended Mar 31, 2016
	Years ended September 30
	2011	2012	2013	2014	2015
Earnings:
Earnings from continuing operations before income taxes	$3,631	3,115	3,196	3,348	4,161	1,111
Fixed charges	370	373	373	355	331	173
Earnings, as defined	$4,001	3,488	3,569	3,703	4,492	1,284

Fixed Charges:
Interest Expense	$246	241	234	218	200	108
One-third of all rents	124	132	139	137	131	65
Total fixed charges	$370	373	373	355	331	173

Ratio of Earnings to Fixed Charges	10.8X	9.4X	9.6X	10.4X	13.6X	7.4X